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03050688

May 20, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005



MAY 20 2003

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the reviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiaries for the quarter ended March 31, 2003, and explanation of the difference in result of operation for the quarter ended March 31, 2003 and 2002 submitted to the Stock Exchange of Thailand on May 13, 2003.

Please contact Farhan Qureshy of this office at (202) 626-3671 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White and Case LLP

Enclosure

dlw 5/27



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

Our Ref: 01/030-043/2003 May 13, 2003



S.E.C.
MAY 2 0 2003
1086

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended March 31, 2003 and explanation of difference in result of operation for the quarter ended March 31, 2003 and 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended March 31, 2003 and 2002 which is higher than 20 percent as follows:

1) The company realized 7,538.5 million Baht revenue from sale of hot rolled coils (534,236 metric tonne at an averaged selling price of 14,111 Baht/MT), higher than 5,011.0 million Baht revenue during the same period in 2002 (476,158 MT at an averaged price of 10,524 Baht/MT). The company also recorded 133.6 million Baht sales of steel scrap compared with 64.5 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,264.6 million Baht, compared with 790.7 million Baht gross profit from sales and service during the same period in 2002.

   The company and subsidiaries recorded 67.4 million Baht in other revenue (which included 55.7 million Baht gain from foreign exchange), while during the same period in 2002 the company recorded 22.8 million Baht in other revenue (which included 8.0 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 200.2 million Baht, compared with 269.1 million Baht during the same period of last year.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 12.4 million Baht.

4) The company and subsidiaries registered 1,144.2 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 544.3 million Baht during the same period in 2002.

5) Interest expenses on short-term and long-term loan totaled 225.9 million Baht (consisting of 219.2 and 6.7 million Baht interest of the company and subsidiaries, respectively), lower than 229.2 million Baht interest expense during the same period in 2002 (consisting of 220.5 and 8.7 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 0.9 million Baht, compared with 2.7 million Baht during the same period in 2002.

7) The company and subsidiaries recorded gain before minority interest of 917.4 million Baht, compared with 312.4 million Baht gain before minority interest during the same period in 2002.

8) After minority interest, the company and subsidiries realized a net profit of 879.5 million Baht, compared with a net profit of 289.3 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended March 31, 2003 resulted in a net profit compared with a net gain during the same period in 2002 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost is higher and interest expenses is lower.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Sittichai Thiensathaporn	Mr. Kamol Juntima
Authorized Director	Authorized Director

Deloitte
Touche
Tohmatsu

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter ended March 31, 2003

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteas.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟกซ์ : 66 (0) 2676 5757

Deloitte Touche Tohmatsu

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at March 31, 2003 and the related consolidated and Company's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2002, and expressed an unqualified opinion in our report dated January 31, 2003 with an emphasis paragraph regarding the matter that the Company was in the process of obtaining a debt compliance waiver from its creditors with respect to a specific debt covenant in the debt restructuring agreement. The consolidated and Company's balance sheets as at December 31, 2002, presented herein for comparison, have been derived from such financial statements which we have audited and reported. We have not performed any other audit procedures subsequent to such report date.



Chongchitt Leekbhai
Certified Public Accountant (Thailand)
Registration No. 2649
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
April 25, 2003

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2003	As at December 31, 2002	As at March 31, 2003	As at December 31, 2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	52,089	111,109	2,460	44,540
Temporary investments	279,473	202,495	-	-
Accounts and notes receivable				
Related parties (Note 12.3)	1,062,618	1,345,225	1,041,304	1,327,808
Others	1,460,383	952,331	1,455,259	948,472
	2,523,001	2,297,556	2,496,563	2,276,280
Less Allowance for doubtful accounts	(399,644)	(400,444)	(393,888)	(393,888)
Accounts and notes receivable - net	2,123,357	1,897,112	2,102,675	1,882,392
Short-term loans and advances to related parties (Note 12.2)	3	60	4	137
Inventories (Note 5)	9,443,211	10,989,810	9,484,786	11,039,232
Other current assets				
Advance payments	91,064	23,514	90,913	23,499
Value-added-tax refundable claims	637	79,332	250	79,332
Other receivables	472	2,051	669	2,105
Prepaid expenses	9,417	13,694	8,952	12,645
Deposit at bank used as collateral	16,200	16,200	-	-
Others	27,735	36,554	18,232	18,535
Total Current Assets	12,043,658	13,371,931	11,708,941	13,102,417
NON-CURRENT ASSETS				
Investments using the equity method (Note 12.1)	561,621	561,621	1,120,678	1,080,363
Property, plant and equipment - net (Note 6)	16,770,487	16,923,996	15,233,993	15,375,183
Other non-current assets (Note 7)	8,532	8,535	5,944	5,947
Total Non-Current Assets	17,340,640	17,494,152	16,360,615	16,461,493
TOTAL ASSETS	29,384,298	30,866,083	28,069,556	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2003	As at December 31, 2002	As at March 31, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	1,740,000	1,728,000	1,740,000	1,728,000
Trade finance loans	1,151,167	3,155,862	1,151,167	3,155,862
Accounts and notes payable	832,090	1,194,138	829,810	1,198,516
Current portion of long-term loans (Note 9)	1,533,328	220,760	1,304,212	-
Current portion of long-term liabilities	7,780	7,683	2,601	2,455
Other current liabilities				
Accrued expenses	182,849	220,826	194,852	228,589
Others	62,777	28,993	54,371	18,261
Total Current Liabilities	5,509,991	6,556,262	5,277,013	6,331,683
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	11,108,757	12,372,365	10,464,241	11,696,426
Convertible debentures (Note 10)	2,573,553	2,582,151	2,573,553	2,582,151
Other non-current liabilities				
Obligations under hire-purchase agreements	4,698	5,230	2,755	2,748
Payable for purchase of land	1,250	2,000	-	-
Total Non-Current Liabilities	13,688,258	14,961,746	13,040,549	14,281,325
TOTAL LIABILITIES	19,198,249	21,518,008	18,317,562	20,613,008

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2003	As at December 31, 2002	As at March 31, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 6.2)	6,190,520	6,268,939	6,190,520	6,268,939
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(4,968,526)	(5,848,037)	(4,968,526)	(5,848,037)
Total Company Shareholders' Equity	9,751,994	8,950,902	9,751,994	8,950,902
MINORITY INTEREST	434,055	397,173	-	-
Total Shareholders' Equity	10,186,049	9,348,075	9,751,994	8,950,902
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	29,384,298	30,866,083	28,069,556	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
REVENUES					
Revenues from the sales of goods		7,672,968	5,075,506	7,672,134	5,075,506
Revenues from the rendering of services		62,535	47,367	-	-
Other income					
Gain on exchange		55,678	7,958	55,984	7,958
Others		11,679	14,841	10,004	16,569
Share of profit from investment using the equity method		-	-	41,346	28,258
Total Revenues		7,802,860	5,145,672	7,779,468	5,128,291
EXPENSES					
Cost of the sales of goods		6,408,684	4,269,881	6,505,410	4,360,705
Cost of the rendering of services		62,222	62,301	-	-
Selling and administrative expenses		199,137	245,395	174,561	234,354
Doubtful accounts (Reversal)		(12,447)	-	-	-
Other expenses		181	22,773	43	22,659
Directors' remuneration		925	980	765	840
Total Expenses		6,658,702	4,601,330	6,680,779	4,618,558
INCOME BEFORE INTEREST EXPENSES AND INCOME TAX		1,144,158	544,342	1,098,689	509,733
INTEREST EXPENSES		225,867	229,221	219,178	220,466
INCOME TAX EXPENSES		908	2,744	-	-
INCOME AFTER TAX		917,383	312,377	879,511	289,267
NET INCOME OF MINORITY INTEREST		(37,872)	(23,110)	-	-
NET INCOME		879,511	289,267	879,511	289,267
EARNINGS PER SHARE					
Basic earnings per share	BAHT	1.03	0.34	1.03	0.34
Diluted earnings per share (Note 10)	BAHT	0.70	-	0.70	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital issued and paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	253,971	4,495,860
Amortization	-	-	(60,225)	-	-	-	(60,225)
Net income	-	-	-	-	289,267	-	289,267
Minority interest increase	-	-	-	-	-	22,120	22,120
Ending balance, March 31, 2002	8,530,000	3,600,000	4,933,125	(3,600,000)	(8,992,194)	276,091	4,747,022
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	(3,600,000)	(5,848,037)	397,173	9,348,075
Amortization	-	-	(78,419)	-	-	-	(78,419)
Net income	-	-	-	-	879,511	-	879,511
Minority interest increase	-	-	-	-	-	36,882	36,882
Ending balance March 31, 2003	8,530,000	3,600,000	6,190,520	(3,600,000)	(4,968,526)	434,055	10,186,049

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital issued and paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	4,241,889
Amortization	-	-	(60,225)	-	-	(60,225)
Net income	-	-	-	-	289,267	289,267
Ending balance, March 31, 2002	8,530,000	3,600,000	4,933,125	(3,600,000)	(8,992,194)	4,470,931
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	(3,600,000)	(5,848,037)	8,950,902
Amortization	-	-	(78,419)	-	-	(78,419)
Net income	-	-	-	-	879,511	879,511
Ending balance, March 31, 2003	8,530,000	3,600,000	6,190,520	(3,600,000)	(4,968,526)	9,751,994

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	879,511	289,267	879,511	289,267
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(12,447)	(58)	-	-
Depreciation	149,845	140,117	130,874	123,712
Unrealized gain from temporary investment	(1,978)	-	-	-
Provision for diminution in value of inventories	850	90,103	850	90,103
Additional interest on debt restructuring	63,058	103,110	63,429	103,484
Realized gain on exchange	(65,108)	(17,296)	(65,108)	(17,296)
Unrealized loss on exchange	20,466	11,653	20,466	11,653
Gain on sales of property, plant and equipment	-	(1,819)	-	(1,819)
Loss on disposal of property, plant and equipment	2,343	23,153	2,205	23,039
Share of profit from investment using				
the equity method	-	-	(41,346)	(28,258)
Minority interest	37,872	23,110	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	1,074,412	661,340	990,881	593,885
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	282,608	(74,973)	286,505	(75,176)
Accounts and notes receivable - others	(507,675)	(140,762)	(506,411)	(135,519)
Inventories	1,545,750	(321,655)	1,553,597	(316,924)
Short-term loans and advances to related parties	57	42	133	45
Advance payments	(67,550)	(15,691)	(67,414)	(15,675)
Valued-added-tax refundable claims	78,695	15,553	79,082	15,553
Other receivables	13,279	(1,764)	1,436	(1,748)
Prepaid expenses	4,277	(33,316)	3,693	(31,368)
Other current assets - others	8,818	(6,580)	303	(7,402)
Other non-current assets	3	(1,443)	3	(1,028)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	(359,526)	(475,251)	(366,184)	(480,481)
Accrued expenses	(37,977)	30,414	(33,737)	31,293
Other current liabilities	33,737	22,189	36,115	18,405
Net cash provided by (used in) operating activities	2,068,908	(341,897)	1,978,002	(406,140)
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	(75,000)	-	-	-
Purchases of property, plant and equipment	(77,253)	(33,360)	(68,442)	(25,022)
Proceeds from sales of property, plant and equipment	-	3,057	-	3,057
Net cash used in investing activities	(152,253)	(30,303)	(68,442)	(21,965)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	12,000	(60,000)	12,000	(60,000)
Trade finance loans increase (decrease)	(1,962,957)	493,649	(1,962,957)	493,649
Repayment of long-term loans	(22,696)	(20,843)	-	-
Repayment of obligations under hire-purchase agreements	(1,272)	(1,316)	(683)	(675)
Repayment of payable for purchase of land	(750)	-	-	-
Net cash provided by (used in) financing activities	(1,975,675)	411,490	(1,951,640)	432,974
Net increase (decrease) in cash and cash equivalents	(59,020)	39,290	(42,080)	4,869
Cash and cash equivalents as at January 1	111,109	193,826	44,540	4,067
Cash and cash equivalents as at March 31	52,089	233,116	2,460	8,936
Supplemental cash flow information:				
Cash paid for interest	203,580	121,602	203,518	112,354
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	836	1,770	836	-
Reclassification of current portion of long-term loans (Note 9)	1,304,212	-	1,304,212	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2003 AND 2002
"UNAUDITED"

1. ECONOMIC TURMOIL

Thailand and many Asia Pacific countries continue to experience economic difficulties since 1997. The accompanying consolidated and Company's financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company and its subsidiaries.

In 1999, the Company and Prachuap Port Company Limited entered into debt restructuring agreements with their financial institution lenders. The Company and subsidiary's abilities to perform under the restructuring is dependent on their continuing abilities to attain profitable operations.

2. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

On January 25, 2002, the Government, by the Board of Investment, issued the announcement regarding the imposition of surcharges on imported flat rolled product of iron or non alloy steel hot rolled steel at 25% of CIF value of customs tariff with the effect for the period of six months which expired on July 28, 2002.

Subsequently, on July 23, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce approved the imposition of antidumping measure according to Section 31 of the Antidumping and Countervailing Act B.E. 2542 for coil or non-coil hot rolled steel originated from 14 countries by requiring guarantees at the rate of 30% of CIF value for the period of six-months after the imposition of surcharges on imported hot rolled steel according to the Board of Investment's Announcement, as described in the above paragraph, had expired.

Subsequently on November 8, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce by Sections 41, 42, and 73 (1) of the Antidumping and Countervailing Act B.E. 2542 approved the announcement of antidumping for coil and non-coil hot rolled steel originated from 14 countries by requiring temporarily payment of duties or letter of guarantee by factory or country at various determined rates, which minimum and maximum determined rates are in the range between 5.98% to 136.50% of CIF value for the period of four months from November 18, 2002.

As a result of continuous actions of the Government as mentioned above, the Company has significant amount of profit from its operations attributable to significant increase in sales volume, which not only domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries but also the average prices of hot rolled steel increased according to rising global prices. In addition, the Company has higher volume of export with the export prices higher than domestic prices.

3. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

3.1 The interim consolidated and Company's financial statements have been prepared in accordance with the Notification of the Department of Commercial Registration (Currently Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2001" to be effective for financial statements covering the period beginning on or after January 1, 2002.

The Company prepares its financial statements in comformity with accounting principles and practices generally accepted in Thailand.

.../2

3.2 The results of operations for the quarter ended March 31, 2003 are not necessarily indicative of the operating results anticipated for the full year.

3.3 The balance sheet as at December 31,2002, presented herein for comparison, has been derived from the financial statements of the Company for the year then ended which have been audited.

3.4 Certain financial information which is normally included in the financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. In addition, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2002.

3.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

3.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

4. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2002.

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	March 31, 2003 Baht'000	**December 31, 2002 Baht'000**	**March 31, 2003 Baht'000**	**December 31, 2002 Baht'000**
Finished goods	1,394,007	2,011,083	1,402,333	2,023,541
Raw materials	6,434,556	6,420,658	6,477,941	6,464,986
Spare parts and consumable goods	954,910	920,817	944,774	913,453
Goods in transit	891,376	1,868,041	891,376	1,868,041
	9,674,849	11,220,599	9,716,424	11,270,021
Less Provision for loss on diminution in value of spare parts and consumable goods	(231,638)	(230,789)	(231,638)	(230,789)
	9,443,211	10,989,810	9,484,786	11,039,232

As at March 31, 2003 and December 31, 2002, all finished goods and raw materials are pledged as collateral for short-term loans from banks (see Notes 8).

.../3

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 Certain land, buildings and machinery representing more than 90% of the total value of such assets are mortgaged as collateral for bank overdrafts, loans from banks, long-term loans and convertible debentures (see Notes 8, 9 and 10).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 1998, Prachuap Port Company Limited engaged such company to appraise its new berth and berth facilities. The appraisal reports submitted by the appraiser were as of December 11, 2002 and September 25, 1998, respectively.

The results of the second appraisal of the Company were as follows:

	Baht : '000
Appraisal increment – Land	3,902
Appraisal increment – Buildings	241,085
Appraisal increment – Machinery	5,365,065
Appraisal increment – Facilities	10,700

The method of appraisal for the value of buildings, machinery and berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

The increment resulting from the appraisal is recorded in the accounts as unrealized increment per assets appraisal and is included as a component of shareholders' equity.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at March 31, 2003 and December 31, 2002, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY				
	March 31, 2003				
	Land	Building	Machinery	Berth and Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per Assets appraisal of :					
The Company	3,902	235,940	5,293,357	10,165	5,543,364
The subsidiary	-	-	-	85,535	85,535
The related company	-	-	561,621	-	561,621
	3,902	235,940	5,854,978	95,700	6,190,520

	CONSOLIDATED AND THE COMPANY ONLY December 31, 2002				
	Land	Building	Machinery	Berth and Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	241,085	5,365,065	10,700	5,620,752
The subsidiary	-	-	-	86,566	86,566
The related company	-	-	561,621	-	561,621
	3,902	241,085	5,926,686	97,266	6,268,939

6.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets before fully depreciated but still in use	333,046	332,336	255,877	255,167

6.4 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 18.9 million, located on the leased land under dispute in case the supreme court's verdict would be the same as the Civil Court's verdict. Currently, the lessor is appealing to the Supreme Court.

7. OTHER NON-CURRENT ASSETS

As at March 31, 2003 and December 31, 2002, other non-current assets include receivable from cancellation of shipbuilding contract as follows:

	CONSOLIDATED		THE COMPAMY ONLY	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
	Baht'000	Baht'000	Baht'000	Baht'000
Receivable from cancellation of shipbuilding contract	132,692	143,713	-	-
Less Allowance for doubtful account	(132,692)	(143,713)	-	-
	-	-	-	-

Receivable from cancellation of shipbuilding contract represents the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. The subsidiary is currently in the process of preparing the official repayment agreement with the supplier. In 2003 and 2002, the supplier repaid a portion in the amount of USD 0.25 million or Baht 11.02 million and the amount of USD 0.55 million or Baht 24.25 million respectively, to the subsidiary. However, the subsidiary has provided for the allowance for doubtful debt in full for the remaining amount due to the uncertainty of the recoverability.

8. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Short-term loans from financial institutions included the revolving short-term loan facilities with a maximum amount of Baht 3,210 million, which were carried over from debt restructuring on June 30, 1999 and trade financing loans which represent short-term trade financing from financial institutions after debt restructuring with a credit limit of Baht 2,564 million which can be adjusted in accordance with the Company's operational performance but not exceeding Baht 4,200 million. The trade financing facilities include letters of credit, trust receipts, promissory notes, bills discounted, packing credits and letters of bank guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds including the pledge of raw materials and finished products owned by the Company to the lenders (see Note 5).

As at March 31, 2003 and December 31, 2002, the Company has unused credit facilities of Baht 1,887 million and Baht 294 million from the revolving trade financing, respectively. Commission and withdrawal terms are in accordance with the debt restructuring agreement.

9. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	March 31, 2003 Baht'000	December 31, 2002 Baht'000	March 31, 2003 Baht'000	December 31, 2002 Baht'000
Loan repayable semi-annually from December 2004 onwards	10,848,769	10,848,769	10,848,769	10,848,769
Loan repayable monthly from May 2002 - 2004 and semi-annually from June 2004 onwards	750,387	773,083	-	-
Loan which may be forgiven	112,959	112,959	-	-
	11,712,115	11,734,811	10,848,769	10,848,769
Less Current portion	(1,533,328)	(220,760)	(1,304,212)	-
	10,178,787	11,514,051	9,544,557	10,848,769
Deferred interest expenses	929,970	858,314	919,684	847,657
	11,108,757	12,372,365	10,464,241	11,696,426

Such long-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds on the Company's assets to the lenders.

Deferred interest expenses represent the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the balance sheet date.

The debt restructuring agreement contains certain covenants prohibiting dividend payments before July 1, 2002 and before the Company prepays or repays certain amounts of principal of long-term loans.

The debt restructuring agreement requires the Company to calculate the debt service coverage ratio every 6 months commencing from July 1, 2002 onward. In the case the debt service coverage ratio is higher than 1.25 times, the Company has to make a prepayment of loans in the amount equal to half of the cash flow which is in excess of such ratio of 1.25 times. For the first six-month ended December 31, 2002, the Company had cash flows and the debt service coverage ratio higher than the forecast as per the debt restructuring plan, thus the Company has to make a prepayment of loans in the amount of Baht 1,304 million within May 15, 2003. However, as at December 31, 2002, the reclassification had not been made to the financial statements to present such amount as current liability as the management was then in the process of obtaining debt compliance waiver from its creditors with respect to a specific debt covenant.

In the quarter ended March 31, 2003, the Company agreed to make a loan prepayment to the creditors within the period as described above. The Company thus has reclassified such transaction as current liability in the financial statements for the quarter ended March 31, 2003.

10. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	March 31, 2003 Baht'000	December 31, 2002 Baht'000	March 31, 2003 Baht'000	December 31, 2002 Baht'000
Convertible debentures	2,400,000	2,400,000	2,400,000	2,400,000
Deferred interest expenses	173,553	182,151	173,553	182,151
	2,573,553	2,582,151	2,573,553	2,582,151

Convertible debentures are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds.

Equity component part of convertible debentures has not been separately presented from the liability component part in the balance sheet because the carrying amounts of liability and equity elements could not be reasonably measured at the date of issuance.

As at March 31, 2003 and December 31, 2002, no convertible debentures have been exercised.

For the quarter ended March 31, 2003, the initial conversion price is lower than the average fair value of ordinary shares. Therefore the diluted earnings per share is presented. However, for the quarter ended March 31, 2002, the initial conversion price is greater than the average fair value of ordinary shares. Therefore, the diluted earnings per share was not presented.

11. FOREIGN EXCHANGE RISK MANAGEMENT

As at March 31, 2003 and December 31, 2002, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		March 31, 2003	December 31, 2002
Assets	- US Dollar	17,197,458	9,845,498
Liabilities	- US Dollar	40,233,424	94,498,944
	- Italian Lira	76,270,995	76,270,995
	- Deutsche Mark	26,479	26,479
	- Yen	37,600	7,982,600
	- Euro	180,513	170,460
	- Pound Sterling	31,980	22,368

As at March 31, 2003 and December 31, 2002, the Company did not make any hedging contracts to cover assets which are due for receipt in 2003. However, the Company entered into hedging contracts of US$ 11.9 million for liabilities which are due in 2003 as at December 31, 2002.

12. TRANSACTIONS WITH RELATED COMPANIES

The Company and subsidiaries have transactions with related companies. These companies are related through common shareholding and/or directorship. The financial statements reflect the effects of these transactions on the basis determined by the companies concerned and are in the ordinary course of business.

12.1 Investments in subsidiary, associated, and related companies

					March 31, 2003			
	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	107,286	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	451,771	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,120,678	561,621	-

.../8

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
					December 31, 2002			
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance service	Shareholder	75,000	99.99	75,000	105,358	-	-
Prachuap Port Company Limited	Deep-sea port services	Shareholder	400,000	51.00	204,000	413,384	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled Coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,080,363	561,621	-

12.2 Loans and advances between the Company and subsidiary, associated, and related companies

	Balance As at December 31, 2002	Additions	Repayments/ Settlements	Balance as at March 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000
CONSOLIDATED				
Advances to related parties	60	3	(60)	3
Total	60	3	(60)	3
THE COMPANY ONLY				
Advances				
- Subsidiary	77	1	(77)	1
- Related parties	60	3	(60)	3
Total	137	4	(137)	4

12.3 Business transactions

Transactions with related companies in the balance sheet are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	March 31, 2003	December 31, 2002	March 31, 2002	December 31, 2002
	Baht'000	Baht'000	Baht'000	Baht'000
Accounts and notes receivable, net of allowance for doubtful accounts	1,056,862	1,338,670	1,041,304	1,327,808
Other receivables	138	197	400	262
Other current assets	14,970	16,762	14,781	16,589
Other assets	4,840	4,840	3,591	3,591
Accounts payable	18,347	21,445	49,267	52,891
Accrued expenses	29,797	23,822	43,563	38,807

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Transactions with related companies in the statement of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	For the quarter ended March 31,			
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Sales	3,192,428	1,931,219	3,192,199	1,931,219
Service income	32,872	21,384	-	-
Other income (before deduction of the related costs)	50,356	40,209	49,944	40,986
Cost of sales	39,145	26,372	135,479	113,752
Selling and administrative expenses	73,551	101,057	81,501	106,384

The Company has policies to sell the products to shareholders' group and related companies at the same price sold to the third party.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are freight expenses are payable at the rates agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates approved by the Ministry of Transportation.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates agreed in the long-term maintenance service agreement and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

13. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

13.1 As at March 31, 2003, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 – 6 months	1	296	-	-
Over 12 months	6	399,644	5	393,888
Total		399,940		393,888
Allowance for doubtful accounts recorded		399,644		393,888

As at December 31, 2002, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	6	400,444	5	393,888
Total		400,444		393,888
Allowance for doubtful accounts recorded		400,444		393,888

13.2 In 2002, Prachuap Port Company Limited had a loan to a related company without collateral with accrued interest totaling Baht 63 million. The loan was inactive since 1996. The subsidiary, therefore, provided the allowance for doubtful accounts of such loan in full in 1998. The subsidiary had written off the such loan in full.

13.3 As at March 31, 2003 and December 31, 2002, Prachuap Port Company Limited has advance and loan to director without collateral amounting to Baht 2.7 million which an allowance for doubtful account in full is provided for the amount.

14. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of Business	Revenues and other income		Net Income	
		For the quarter ended March 31,			
		2003	2002	2003	2002
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	7,779,468	5,128,291	879,511	289,267
West Cost Engineering Company Limited	Maintenance services	67,845	57,774	1,731	6,038
Prachuap Port Company Limited	Deep-sea port services	107,283	82,352	84,231	42,461
		7,954,596	5,268,417	965,473	337,766
Less Inter-company transactions		(151,736)	(122,745)	(48,090)	(25,389)
		7,802,860	5,145,672	917,383	312,377
Less Minority interest in net income				(37,872)	(23,110)
Net income				879,511	289,267

15. COMMITMENTS AND CONTINGENCIES

15.1 The Company has commitments regarding the agreements for construction of plant, purchases of machinery and equipment and related expenses amounting to approximately Baht 953 million and Baht 320 million as at March 31, 2003 and December 31, 2002, respectively.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately US$ 25.1 million and US$ 15.2 million as at March 31, 2003 and December 31, 2002 , respectively.

The two subsidiaries have commitments regarding capital expenditure and construction contract amounting to approximately Baht 9.9 million and Baht 6.4 million as at March 31, 2003 and December 31, 2002, respectively.

15.2 The Company and subsidiaries have contingent liabilities to banks for letters of guarantee issued on their behalf amounting to approximately Baht 93.5 million as at March 31, 2003 and December 31, 2002.

15.3 On March 19, 2003, the Board of Directors' meeting passed a resolution approving the Company to invest in Pickling and Oiling Project with the total investment of approximately Baht 990 million, which will be completed for commercial purpose at the beginning of 2004.

The Company has commitments to banks regarding the outstanding letter of credit amounting to approximately US$ 11.9 million for 1 year from April 2, 2003.